Exhibit 2.1

AGREEMENT AND PLAN OF CONVERSION

This AGREEMENT AND PLAN OF CONVERSION (this “Plan of Conversion”) is made as of                     , 2020 by VELOCITY FINANCIAL, LLC, a Delaware limited liability company (the “Company”), to effect its conversion to a Delaware corporation (the “Conversion”) pursuant to Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 1    Converting Entity. The name of the converting entity is Velocity Financial, LLC, a Delaware limited liability company.

Section 2    Converted Entity. The name of the converted entity is Velocity Financial, Inc., a Delaware corporation (the “Converted Entity”).

Section 3    Effective Time of Conversion. The Conversion shall be effective upon the filing of the Certificate of Conversion in the form attached hereto as Exhibit A (the “Certificate of Conversion”) and the Certificate of Incorporation (as described in Section 4) with the Delaware Secretary of State (the “Effective Time”).

Section 4    Charter, Bylaws and Governance. At the Effective Time, the Certificate of Incorporation of the Converted Entity, in the form attached hereto as Exhibit B, filed simultaneously with the Certificate of Conversion, shall be the Certificate of Incorporation of the Converted Entity upon Conversion, until thereafter amended as provided under the DGCL. The Bylaws, in the form attached hereto as Exhibit C, shall be the Bylaws of the Converted Entity upon Conversion, until thereafter amended as provided therein. The directors and officers of the Converted Entity immediately after the Effective Time shall be as set forth on Exhibit D. The Company and, after the Effective Time, the Converted Entity and its Board of Directors shall take such actions to cause each of such individuals to be appointed as a director and/or officer, as the case may be, of the Converted Entity.

Section 5    Conversion of Limited Liability Company Interests. At the Effective Time, the outstanding limited liability company interests of the Company, by virtue of the Conversion and without further action on the part of any member of the Company, shall be automatically exchanged for capital stock of the Converted Entity as set forth on Exhibit E attached hereto and incorporated by reference herein. No certificates or scrip representing fractional shares or book-entry credit of Common Stock (as defined in Exhibit E) shall be issued upon the exchange of outstanding limited liability company interests of the Company pursuant to this Plan of Conversion. All fractional shares of Common Stock which a holder of limited liability company interests of the Company would be otherwise entitled to receive as a result of the Conversion shall be aggregated and, in lieu of any fractional share to which a holder of limited liability company interests of the Company would otherwise be entitled, such holder shall be entitled to receive an amount in cash, without interest, equal to the product of such fractional share and $[15.00].

Section 6    Effects of Conversion. The Conversion shall have the effects set forth in Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Converted Entity, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Converted Entity.

Section 7    Termination. This Plan of Conversion may be terminated and abandoned, whether before or after adoption or approval by the members of the Company or by action of the Board of Managers of the Company at any time prior to the Effective Time.

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IN WITNESS WHEREOF, the Company has duly executed this Agreement and Plan of Conversion as of the      day of                     , 2020.

VELOCITY FINANCIAL, LLC

By:
Name: Its: